UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of TIAN RUIXIANG Holdings Ltd.’s 2024 Extraordinary General Meeting

The 2024 extraordinary general meeting of shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 1001B, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China, on May 6, 2024, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2024, pursuant to notice duly given.

At the close of business on April 16, 2024, the record date for the determination of holders of ordinary shares of the Company (“Ordinary Shares”) entitled to vote at the Meeting, there were 7,114,745 Ordinary Shares outstanding, composed of 6,864,745 Class A Ordinary Shares, each entitled to one vote, and 250,000 Class B Ordinary Shares, each entitled to eighteen votes, representing all the Company’s outstanding voting securities. At the Meeting, the holders of 2,958,370 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted an ordinary resolution that:

with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every five (5) Class A Ordinary Shares with a par value of US$0.005 each into one (1) Class A Ordinary Share with a par value of US$0.025 each; and

II.	every five (5) Class B Ordinary Shares with a par value of US$0.005 each into one (1) Class B Ordinary Share with a par value of US$0.025 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$1,000,000 divided into 180,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 20,000,000 Class B Ordinary Shares with a par value of US$0.005 each, to US$1,000,000 divided into 36,000,000 Class A Ordinary Shares with a par value of US$0.025 each and 4,000,000 Class B Ordinary Shares with a par value of US$0.025 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

The result of the vote at the Meeting for the resolution was as follows:

For	Against	Abstain
7,077,479	128,008	2,883

Consolidation of Ordinary Shares

On May 6, 2024, the Company held the Meeting, at which the Company’s shareholders adopted the following ordinary resolution, that:

with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every five (5) Class A Ordinary Shares with a par value of US$0.005 each into one (1) Class A Ordinary Share with a par value of US$0.025 each; and

II.	every five (5) Class B Ordinary Shares with a par value of US$0.005 each into one (1) Class B Ordinary Share with a par value of US$0.025 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$1,000,000 divided into 180,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 20,000,000 Class B Ordinary Shares with a par value of US$0.005 each, to US$1,000,000 divided into 36,000,000 Class A Ordinary Shares with a par value of US$0.025 each and 4,000,000 Class B Ordinary Shares with a par value of US$0.025 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

Reason for the Share Consolidation. The Share Consolidation was proposed so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq. The Company has until May 28, 2024 to regain compliance with Nasdaq Listing Rule 5550(a)(2).

Effective Date; Symbol; CUSIP Number. The effective date of the Share Consolidation (the “Effective Date”) will be the fifth business day following the passing of the ordinary resolution at the Meeting, or such later date as the Board of Directors may determine in its sole discretion. At the opening of business on the Effective Date, the Share Consolidation will be reflected on the Nasdaq marketplace , whereupon the Company’s Class A Ordinary Shares shall begin trading on a post-consolidation basis under the same symbol “TIRX” with a new CUSIP Number, G8884K128.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s Ordinary Shares held by each shareholder will be converted into the number of Ordinary Shares held by such shareholder immediately prior to the Share Consolidation divided by five (5), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their Ordinary Shares in electronic form at brokerage firms do not have to take any action as the Share Consolidation will be automatically reflected in their brokerage accounts.

Authorized Shares. On the Effective Date, the Company’s authorized Ordinary Shares will be consolidated at the ratio of five-for-one, and the authorized share capital of the Company will become US$1,000,000 divided into 36,000,000 Class A Ordinary Shares with a par value of US$0.025 each and 4,000,000 Class B Ordinary Shares with a par value of US$0.025 each.

Capitalization. As of May 6, 2024, the Company had 8,114,745 Ordinary Shares issued and outstanding, composed of 7,864,745 Class A Ordinary Shares and 250,000 Class B Ordinary Shares. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 1,622,949 Ordinary Shares issued and outstanding, composed of approximately 1,572,949 Class A Ordinary Shares and 50,000 Class B Ordinary Shares (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2024

TIAN RUIXIANG Holdings Ltd.

By:	/s/ Sheng Xu
Name:	Sheng Xu
Title:	Chief Executive Officer